 

06008921

ES AND EXCHANGE COMMISSION
SHINGTON, D.C. 20549


8/17

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 53440

REPORT FOR THE PERIOD BEGINNING	01/01/05	AND ENDING	12/31/05
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Private Advisors

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Bahnhofstrasse 78

RECD S.E.C.

AUG 17 2006

503

(No. and Street)

Zurich 8070

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hickey ~ (4144)334 0032

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 2 5 2006

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

8/25

I, Richard Isarin, being duly authorized and sworn, affirm that I am an officer of CREDIT SUISSE Private Advisors ("the Company") and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Richard Isarin
Chief Executive Officer
CREDIT SUISSE Private Advisors

Subscribed and sworn to before me
this _1_ day of February, 2006.

Notary Public

STATE OF NEW YORK)
COUNTY OF KING) SS:



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Credit Suisse Private Advisors:

We have audited the accompanying statement of financial condition of Credit Suisse Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Private Advisors as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

CREDIT SUISSE PRIVATE ADVISORS
(A Wholly Owned Subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	8,078,216
Receivables from brokers, dealers, and clearing organizations		77,237
Furniture and equipment at cost, net of accumulated depreciation of $132,481		142,768
Leasehold Improvements at cost, net of accumulated amortization of $31,121		228,476
Capitalized software at cost, net of accumulated amortization of $1,248,593		98,327
Other assets		227,384
Total assets	$	8,852,408

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliated companies	$	948,524
Accounts payable, accrued expenses, and other liabilities		2,740,282
Total liabilities		3,688,806
Stockholder's equity:		
Common stock, CHF 20 par value. Authorized, issued, and outstanding 750,000 shares		8,953,086
Additional paid in capital		24,412,976
Accumulated deficit		(29,762,513)
Accumulated other comprehensive income		1,560,053
Total stockholder's equity		5,163,602
Total liabilities and stockholder's equity	$	8,852,408

See accompanying notes to statement of financial condition.

(1)   Organization and Business Description

Credit Suisse Private Advisors (the Company) is a wholly owned subsidiary of Credit Suisse, which is a wholly owned subsidiary of Credit Suisse Group (CSG). The Company, as a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers, Inc. (NASD), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions are cleared through Swiss American Securities Inc. or Bear Stearns Securities Corp. on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

While the Company conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States of America for submission with certain regulatory authorities.

(2)   Summary of Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2005 in addition to the reported amounts of revenues and expenses during the year then ended. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments.

Cash and cash equivalents includes accounts maintained with banks with maturities of ninety days or less.

Furniture and equipment are carried at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over the estimated useful life not exceeding three years. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the lease.

Capitalized software is carried at cost and amortized on a straight-line basis over the estimate useful life of the related asset, not exceeding three years and is reviewed for impairment on an annual basis.

Capitalized costs in relation to leasing transactions are amortized as an adjustment to sub-lease income on a straight-line basis over the term of the sub-lease.

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of this financial statement is U.S. Dollars. Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2005.

(3)   **Related Party Transactions**

In the normal course of business, the Company enters into transactions with affiliated companies. The Company believes that the terms of these transactions are on market terms that could be obtained from unrelated third parties. In addition, the Company has an arrangement with Credit Suisse, and other affiliated companies, whereby these companies will fund the payment of certain expenses incurred directly by the Company. The amounts owed to affiliated companies with respect to these transactions are settled at least quarterly. The amount included in payable to affiliated companies represents accrued but unpaid amounts relating to these transactions.

All Company employees are members of the Credit Suisse Group Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group Pension Plan on behalf of its employees.

The Credit Suisse Group Swiss Share Plan (the Plan) provides for equity-based awards to the Company's employees based on CSG shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity-based awards. The provisions of the Plan include a provision to deliver CSG shares to the employees as compensation for services performed. The company purchases the shares from CSG for delivery to employees.

(4)   **Other Assets and Liabilities**

Other Assets of $227,384 include deferred costs relating to incentives offered to a sublessor of office space, recoverable withholding tax, security deposits, and miscellaneous receivables. Other liabilities of $2,740,282 include invoices received but not yet paid, accrued expenses for compensation costs unpaid at year-end and other accruals.

CREDIT SUISSE PRIVATE ADVISORS
(A Wholly Owned Subsidiary of Credit Suisse)

Notes to Statement of Financial Condition

December 31, 2005

(5) Commitments and Contingencies

The Company has direct obligations under several operating leases for office space and computer equipment, expiring at various dates through 2014. At December 31, 2005, noncancelable leases in excess of one year had the following minimum lease commitments:

		Minimum lease payments	Minimum sublease revenue
Year ending December 31:			
2006	$	801,004	697,829
2007		838,274	629,302
2008		872,961	587,732
2009		877,197	587,732
2010		887,047	587,732
2011 and thereafter		1,841,797	832,620
	$	6,118,280	3,922,947

(6) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of net capital. The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2005, the Company's net capital was $3,928,195, which was in excess of the minimum requirement of $245,920 by $3,682,275. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through two broker-dealers on a fully disclosed basis.

(7) Taxes

As a Swiss domiciled broker - dealer, the Company is subject to taxes in Switzerland and the United States of America. For the year ended December 31, 2005, the Company recorded tax losses for Swiss and US tax purposes. A deferred tax asset of approximately $11 million has been established with respect to the Swiss and U.S. current and prior year tax losses. The total tax losses of $55 million will begin to expire in 2008 and 2023, in Switzerland and the US, respectively. However, the Company has established a valuation allowance of approximately $11 million, resulting in a net deferred tax asset of zero, as management has determined that the realization of the deferred tax asset is uncertain. The valuation allowance increased by $5 million from the prior year.

(8) Additional Paid in Capital

On February 10, 2006, the Company received a letter from the Parent, Credit Suisse, committing Credit Suisse to fund the operations of the Company until February 28, 2007.

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On September 29, 2005, Credit Suisse funded the Company with additional paid in capital of 6,000,000 CHF. Using the spot exchange rate on the date of transaction of 1US$ = 1.2892, this resulted in a $4,654,049 increase to additional paid in capital.

(9) **Subsequent Events**

On January 18, 2006, Credit Suisse funded the Company with additional paid in capital of 2,000,000 CHF. Using the spot exchange rate on the date of transaction of 1 US$ = 1.2808, this resulted in a $1,561,524 increase to additional paid in capital.



KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5**

The Board of Directors
Credit Suisse Private Advisors:

In planning and performing our audit of the statement of financial condition of Credit Suisse Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2005

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